EX 99.2

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 16, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
TSX Venture Exchange

Dear Sirs:

Subject:       Netco Energy Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject
Corporation:

1.	Meeting Type	:	Annual General & Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	641 08H 109
4.	Record Date	:	May 10, 2004
5.	Meeting Date	:	June 17, 2004
6.	Meeting Location	:	Vancouver BC

Yours truly,

“signed by”
Ashley Muller
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: ashley.muller@computershare.com

cc:	Netco Energy Inc. Attention: Carolyn Laurin